Mail Stop 3561

May 15, 2007

Dwight McLellan
Principal Executive Officer
Aspen Racing Stables
211 Misty Morning Drive
Calgary, Alberta T32 228

> **Re: Aspen Racing Stables**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 30, 2007**
> **File No. 333-141384**

Dear Mr. McLellan:

We have reviewed your responses to the comments in our letter dated April 4, 2007 and have the following additional comments.

Cover Page

1. Revise the first sentence to delete the phrases "from time to time" and "up to" which are inconsistent with the offering terms.

Terms of the Offering, page 3

2. We note your response to prior comment 4. However, it is unclear from your disclosure here whether you intend for the offering will remain open indefinitely until all shares are sold, or whether the offering will remain open until December 31, 2007, after which all escrowed funds will be returned. Please revise to clarify.

Transactions may not be profitable, page 6

3. We note your response to prior comment 8 and reissue in part. It remains unclear whether it is appropriate to describe pinhooking as comparable to investing in securities, or whether it is more like a form of gambling. To the extent you wish to retain this comparison, please clearly disclose the differences that exist between investing and pinhooking. For example, discuss whether there is a difference in the available of financial and other information available.

Description of Business, page 9

4. Please revise to provide more detail about your business plan. For example, clarify whether you contemplate earning a relatively small amount on each horse or breaking even or losing a small amount on most but making a large profit on horses that show extraordinary promise. Also, provide whatever evidence is available that your business plan is realistic, or clearly disclose the risks associated with your plan here and in the risk factors section.

5. We note your response to prior comment 9 and reissue. We are not persuaded by your added disclosure that pinhooking is a "relatively conservative endeavor." While it appears that you are basing this comparison on the risks associated with racing horses, it seems that these are two distinct businesses and such a comparison is not appropriate. To the extent that you believe pinhooking is a conservative endeavor in and of itself, please revise to state this as your belief and provide adequate support for such belief. The stabling, feeding, and training fixed costs appear to make this not a particularly conservative endeavor.

6. Please provide support for your assertion that purchasing a modestly priced horse can have "just as good of a chance" to be sold at a substantial profit as purchasing an expensive horse, or revise to state this as your belief. To the extent that your business plan consists of seeking the purchase of modestly priced horse as compared to expensive horses, please disclose this in the business plan section. Also, we recommend removing your example that even a modestly priced sire could suddenly become popular if he sires a Kentucky Derby or Breeders' Cup winner, unless you can provide evidence that this is a common occurrence.

7. We note from your added disclosure that throughout the years numerous horses were sold for less than $50,000 and have earned several million dollars, while others have sold for over $1 million but have earned less than $100,000 in their career. Please revise to clarify what these figures represent and to whom they should be attributed. For example, do the first figures represent what a pinhooker paid for a horse or the price at which a horse was sold? Likewise, do the second figures represent the price received by a pinhooker upon selling a horse or what the horse ultimately earned during its racing career for whoever acquired the horse? To the extent that the latter numbers relate to a horse's earnings as regards to its racing career, revise to clarify how this disclosure relates to your pinhooking business.

8. We recommend that you remove the discussion related to The Green Monkey, as it appears to indicate that even when a horse does not perform well as a racer, a substantial amount of money is made via pinhooking such a horse. To the extent you wish to retain this example, provide support in regards to the sales price and earnings your reference, and clearly disclose whether this is a common example

or was unusually in any way. Also, provide balancing language to the effect that this example should not be considered reflective of what investors can anticipate in regards to your performance. If you elect to retain this example, you should also consider providing an equally demonstrative example of when substantial sums of money were lost from pinhooking.

Certain Relationships and Related Transactions, page 13

9. Please reconcile your disclosure here that $5,000 was paid on March 5, 2007, which your disclosure on page F-9 of your financial statements ending January 31, 2007 that the $5,000 was paid on January 10, 2007.

Legal Matters, page 16

10. We note your response to prior comment 16. Please be advised that we may have further comment upon review of your legal opinion.

Additional Information, page 16

11. We reissue prior comment 17. We note your disclosure that you have in the past filed periodic reports, proxy statements and other information with the Commission, however it appears that you have not made, nor were required to make, such past filings. Please clarify and revise as necessary.

Financial Statements, page 15

12. Please advise us of the aggregate cost of the insurance of the horses and under what category that is contained in the financial statements. To the extent that the horses are not insured for mortality, please revise the disclosure on page 6 to state that such insurance is not maintained.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3755.

Regards,

Max A. Webb
Assistant Director